UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a)

TRIMERIS, INC.

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Barry L. Bloom
655 Madison Avenue 8th Floor
New York, NY 10021
(212) 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

SCHEDULE 13D

CUSIP No. 896263100	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,776,550
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,776,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,776,550
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,776,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

           This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Trimeris, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 4727 University Drive, Durham, North Carolina 27707.

Item 2.	Identity and Background.

           This statement is being filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker (each, a “Reporting Person”). Each of the Reporting Persons is a United States citizen.

           Set forth below is certain information with respect to each of the Reporting Persons:

Name	Business Address	Present Principal Occupation
Andrew H. Tisch	667 Madison Avenue New York, NY 10021	Member, Management Committee, Loews Corporation (a public company primarily engaged in insurance and tobacco)
Daniel R. Tisch	c/o Mentor Partners, L.P. 499 Park Avenue New York, NY 10022	General Partner, Mentor Partners, L.P. (a partnership engaged in investment activities)
James S. Tisch	667 Madison Avenue New York, NY 10021	President and Chief Operating Officer, Loews Corporation (a public company primarily engaged in insurance and tobacco)
Thomas J. Tisch	667 Madison Avenue New York, NY 10021	Managing Partner of FLF Associates and Manager of Four Partners (partnerships engaged in investment activities)
Julian C. Baker	655 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Capital (GP), LLC and Baker/Tisch Capital (GP), LLC (managers of partnerships engaged in investment activities)

Page 8 of 14 Pages

Felix J. Baker	655 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Capital (GP), LLC and Baker/Tisch Capital (GP), LLC (managers of partnerships engaged in investment activities)

           During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such loss.

Item. 3.	Source and Amount of Funds or Other Consideration.

           The funds used to purchase the shares of Common Stock reported in the second table under Item 5 below were provided from the available working capital of the entity indicated as making the purchase. The aggregate price of each purchase is included in the second table under Item 5 below.

Item 4.	Purpose of Transaction.

           The Reporting Persons have acquired the shares of Common Stock referred to in Item 5 solely for investment. Each Reporting Person expects that he will, from time to time, review its investment position in the Company and may, depending on market and other conditions, increase or decrease his investment position.

           Whether the Reporting Persons purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Company's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Company and other plans and requirements of the particular Reporting Person. Depending upon his individual assessments of these factors from time to time, each Reporting Person may change his present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock held by him or under his control.

Page 9 of 14 Pages

The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

           Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that is beneficially owned by each such person or entity.

Name	Number of Shares	Percent of Class Outstanding (1)

Four Partners

Baker/Tisch Investments, L.P.

Baker Bros. Investments, L.P.

Baker Bros. Investments II, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund II, L.P.

FBB Associates

Andrew H. Tisch (2)

Daniel R. Tisch (2)

James S. Tisch (2)

Thomas J. Tisch (2)

Total

	906,850 278,000 136,950 169,800 550,885 600,915 40,000 288,325 288,325 288,325 288,325 3,836,700	5.2% 1.6% 0.8% 1.0% 3.2% 3.5% 0.2% 1.7% 1.7% 1.7% 1.7% 22.1%
(1)

The ownership percentages set forth in the table above are based on 17,396,299 shares of Common Stock outstanding, as reported on the Company's Form 10-Q for the fiscal quarter ended September 30, 2001.

(2)	Includes shares held by the Reporting Person (a) in his individual capacity or (b) by a trust in which the Reporting Person is the trustee or beneficiary and

Page 10 of 14 Pages

has voting or investment control over the share of Common Stock held by such trust.

           The following persons may be regarded as beneficial owners of the shares listed above for the reasons listed below:

(1)

By virtue of their status as managing trustees of the trusts that are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.

(2)

By virtue of his status as manager of Four Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Four Partners and power to dispose or direct the disposition of the securities owned by Four Partners.

(3)

Julian C. Baker and Felix J. Baker, by virtue of their ownership of entities that have the power to control the investment decisions of Baker/Tisch Investments, L.P. (formerly known as Baker/Tisch Investments, LLC), Baker Bros. Investments, L.P. (formerly known as Baker Bros. Investments, LLC), Baker Bros. Investments II, L.P. (formerly known as Baker Bros. Investments II, LLC), Baker Biotech Fund I, L.P. and Baker Biotech Fund II, L.P., may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

           The following transactions in Common Stock were effected by the entities noted below during the 60 days preceding the date hereof. None of the Reporting Persons has effected any other transactions in Common Stock during the 60 days preceding the date hereof. Except as otherwise noted, the following transactions were effected through NASDAQ.

Name	Date	Number of Shares	Transaction	Price/ Share	Aggregate Amount

Baker Biotech Fund I, L.P. Baker Biotech Fund I, L.P.	12/04/01 12/19/01	12,300 55,485	Purchase Purchase (1)	$35.96 $39.91	$442,339 $2,214,406

Page 11 of 14 Pages

Name	Date	Number of Shares	Transaction	Price/ Share	Aggregate Amount

Baker Biotech Fund I, L.P. Baker Biotech Fund I, L.P. Baker Biotech Fund II, L.P. Baker Biotech Fund II, L.P. Baker Biotech Fund II, L.P. Baker Biotech Fund II, L.P. Baker Bros. Investments, LLC	12/20/01 01/28/02 12/04/01 12/19/01 12/20/01 01/28/02 12/19/01	5,100 50,000 17,700 81,515 7,400 450,000 137,000	Purchase Purchase (2) Purchase Purchase (1) Purchase Purchase (2) Sale (1)	$40.20 $34.00 $35.96 $39.91 $40.20 $34.00 $39.91	$205,020 $1,700,000 $636,536 $3,253,264 $297,480 $15,300,000 $5,467,670

(1)	Private transaction at market price.
(2)	Shares purchased from the Company in a private placement.

           Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. However, the filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as set forth in Item 7 below, none of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company. Except as set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Company. Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.

Form of Purchase Agreement between the Company and each of Baker Biotech Fund I, L.P. and Baker Biotech Fund II, L.P., covering the 50,000 and 450,000 shares of Common Stock, respectively, reported as being purchased on January 28, 2002 under Item 5 above (incorporated by reference

Page 12 of 14 Pages

to the Form of Purchase Agreement filed as Exhibit 99 to the Form 8-K filed by the Company on January 30, 2002).

Exhibit 2.	Agreement regarding the joint filing of this statement.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2002	By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker

Page 13 of 14 Pages